

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 24, 2010

Mr. Wolfgang Breme
Chief Financial Officer
Aixtron Aktiengesellschaft
Kaiserstr. 98
52134 Herzogenrath
Federal Republic of Germany

Re: **Aixtron Aktiengesellschaft**
            Form 20-F for the Fiscal Year Ended December 31, 2009
            Filed March 10, 2010
            File No. 000-51196

Dear Mr. Breme:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief